UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO / A

(RULE 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No. 1)

Versum Materials, Inc.

(Name of Subject Company)

EMD Performance Materials Holding, Inc.

(Offeror)

an indirect wholly owned subsidiary of

Merck KGaA

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, $1.00 par value per share

(including the associated preferred stock purchase rights)

(Title of Class of Securities)

92532W103

(CUSIP Number of Class of Securities)

Dr. Friederike Rotsch

Merck KGaA

Frankfurter Strasse 250

64293 Darmstadt
Germany

+49 6151 720

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Matthew G. Hurd Eric M. Krautheimer Sullivan & Cromwell LLP 125 Broad Street New York, NY 10004 (212) 558-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 to Schedule TO (this “Amendment”) is filed by Merck KGaA, Darmstadt, Germany, a German corporation with general partners (Kommanditgesellschaft auf Aktien), and EMD Performance Materials Holding, Inc., a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of Merck KGaA, Darmstadt, Germany, and amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on March 26, 2019 (together with any prior amendments and supplements thereto, the “Schedule TO”) by Merck KGaA, Darmstadt, Germany and Purchaser and relates to the offer by Purchaser to purchase all outstanding shares of common stock, par value $1.00 per share (together with the associated preferred stock purchase rights, the “Shares”), of Versum Materials, Inc., a Delaware corporation (“Versum”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 26, 2019 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). All capitalized terms used in this Amendment and not otherwise defined have the respective meaning ascribed to them in the Schedule TO.

Items 1 through 9; Item 11.

Items 1 through 9 and Item 11 are hereby amended and supplemented as follows:

(1).	“The Offer—Section 11—Background of the Offer” of the Offer to Purchase is hereby amended and supplemented by adding the following paragraphs after the paragraph starting with “On March 26, 2019, we filed a Tender Offer Statement on Schedule TO. . .”:

“On March 28, 2019, Dr. Oschmann and Mr. Ghasemi met to discuss the terms of our proposal and the Offer.

On March 29, 2019, Versum issued a press release announcing that the Versum Board had unanimously determined to reject the Offer, unanimously determined that our proposal could reasonably be expected to result in a superior proposal for purposes of the Entegris Merger Agreement, and authorized Versum’s management and its advisors to engage in further discussions with, and provide non-public information to, Merck KGaA, Darmstadt, Germany.

On March 29, 2019, Versum filed a solicitation/recommendation statement on Schedule 14D-9 with respect to the Offer.

On March 29, 2019, Merck KGaA, Darmstadt, Germany, and Versum entered into a confidentiality agreement in connection with the potential sharing of non-public information for the purpose of evaluating a transaction between Merck KGaA, Darmstadt, Germany, and Versum.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 1, 2019

EMD PERFORMANCE MATERIALS HOLDING, INC.

By:	/s/ Anthony O’Donnell
Name:	Anthony O’Donnell
Title:	President

MERCK KGAA

By:	/s/ Dr. Stefan Fandel
Name:	Dr. Stefan Fandel
Title:	Head of Group Legal Services

By:	/s/ Dr. Friederike Rotsch
Name:	Dr. Friederike Rotsch
Title:	Group General Counsel
Executive Vice President